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                                                                  EXHIBIT (a)(5)

                          FORM OF BROKER/DEALER LETTER


                     [Southside Bancshares Corp. Letterhead]

                                 January 5, 2001

                           Offer to Purchase for Cash
                                     Made by
                           Southside Bancshares Corp.
                    for 1,100,000 Shares of its Common Stock

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THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., ST. LOUIS
TIME, ON FEBRUARY 14, 2001 UNLESS THE OFFER IS EXTENDED.

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To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

         We are enclosing the material listed below relating to our Offer to Purchase 1,100,000 shares (the "Shares") of Southside Bancshares Corp.'s common stock dated January 5, 2001 (the "Offer to Purchase"; capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase) at a price not greater than $12.25 nor less than $10.75 per Share, net to the seller in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer.

         We will determine a single price (not greater than $12.25 nor less than $10.75), net to the seller in cash, that we will pay for Shares validly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. We will select the lowest Purchase Price that will allow us to purchase 1,100,000 Shares (or such lesser number of Shares as is validly tendered at prices not greater than $12.25 nor less than $10.75 per Share) validly tendered and not withdrawn pursuant to the Offer. We may, but we will not be obligated to, set a purchase price which will enable us to purchase up to 1,469,388 Shares, but we do not intend to pay more than $18 million to purchase Shares pursuant to this Offer. We will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described in the Offer to Purchase.

         The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned.

         The Offer is subject to those conditions set forth in the Offer to Purchase.

         We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

         For your information and for forwarding to your clients, we are enclosing the following documents:

         1.       The Offer to Purchase.

         2. The Letter of Transmittal for your use and for the information of your clients.

         3. A letter to Southside's stockholders from the President and Chief Executive Officer of Southside.

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         4.       A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Paying Agent by the Expiration Date.

         5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee with space for obtaining such clients' instructions with regard to the Offer.

         We urge you to contact your clients as promptly as possible.

         The Offer, proration period and withdrawal rights expire at 5:00 p.m., St. Louis time, on February 14, 2001, unless the Offer is extended.

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will, upon written request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to the Offer to their customers. We will pay all stock transfer taxes applicable to our purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         As described in the Offer to Purchase, if more than 1,100,000 Shares (or such greater number of Shares as we elect to purchase not to exceed 1,469,388 Shares) have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, we will purchase Shares in the following order of priority:

         - first, all Shares conditionally tendered in accordance with the Section of the Offer to Purchase titled "TERMS OF THE TENDER OFFER--Conditional Tender of Shares" for which the condition was satisfied without regard to the procedure in the next bulleted clause, and all other Shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis if necessary; and

         - finally, if necessary to permit Southside to purchase 1,100,000 Shares (or such greater number of Shares as we elect to purchase not to exceed 1,469,389 Shares), Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with the Offer to Purchase.

         Our Board of Directors has approved the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. Neither we nor our Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. See the Section of the Offer to Purchase titled "TERMS OF THE TENDER OFFER -- Tendering of Shares by Officers and Directors of Southside" for information regarding the intentions of certain of our directors with respect to tendering Shares pursuant to the Offer.


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         Any questions or requests for assistance or additional copies of the enclosed materials may be directed to:

                                 Joseph W. Pope
                           Southside Bancshares Corp.
                               4111 Telegraph Road
                            St. Louis, Missouri 63129

                            Toll Free: (314) 416-4111

Thank you for your consideration.



                                   Sincerely,

                                   /s/ Thomas M. Teschner

                                   Thomas M. Teschner
                                   President and Chief Executive Officer














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         Nothing contained herein or in the enclosed documents constitutes you or any person as agent of Southside Bancshares Corp. or the Paying Agent, or authorizes you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the documents enclosed herewith and the statements contained herein.



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